SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

Belo Horizonte, March 20, 2008.

Mr. Nelson Barroso Ortega
Monitoring of Companies Management
Bolsa de Valores de São Paulo S.A. – BVSP (São Paulo Stock Exchange)

With copy
CVM – Brazilian Securities and Exchange Commission
Mrs. Elizabeth Lopes Rios Machado – Corporate Relations Superintendence
Mr. Waldir de Jesus Nobre – Market Relations and Brokers Superintendence

Re.: official letter GAE/SRE #527/08

“GAE/SRE 527/08
March 18, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Mr. André Machado Mastrobuono
Investor Relations Officer

Dear Sirs,

In view of the proposal to be submitted to the Annual and Extraordinary General Shareholders’ Meeting to be held on March 28, 2008 to increase the capital stock in the total amount of R$22,964,494.95, by capitalizing a portion of credit held by the controlling shareholder Telpart Participações S.A. (“Telpart”) before the Company, as Special Goodwill Reserve and that new common and preferred shares will be issued, and pursuant to the Material Fact as of August 2, 2007, Vivo Participações S.A. will conduct a public offering for the acquisition of common shares owned by non-controlling shareholders of said company, as well as a public offering for the voluntary acquisition of up to 1/3 of each class of outstanding preferred shares owned by non-controlling shareholders of the company, we request you to inform us if the common and preferred shares to be issued in view of such capital stock increase may integrate such public offerings.

Sincerely yours,

Nelson Barroso Ortega
Monitoring of Companies Management
Bolsa de Valores de São Paulo S.A. – BVSP
Telephone: (5511)3233-2222”

Dear Sir,

     In view of the aforementioned official letter, reproduced above, related to Telemig Celular Participações S.A. (“Company”) Management’s proposal, to be submitted to the resolution of the Annual and Extraordinary General Shareholders’ Meeting to be held on March 28, 2008, related to the capital stock increase by capitalizing a portion of the goodwill tax benefit referring to the fiscal year of 2007, we hereby inform you that we enquired Telpart Participações S.A., Company’s controlling shareholder, on the matter, which forwarded us the following reply:

“Rio de Janeiro, March 20, 2008

Telemig Celular Participações S.A.
Rua Levindo Lopes, n° 258
Belo Horizonte – MG
Fax (5531) [9933-3152]
Attn.: André Mastrobuono (Chief Executive Officer)

Re.: Capitalization of goodwill recorded by Telemig Celular Participações S.A.

Dear Sirs,

In reply to your enquiry in view of the BOVESPA’s query sent on March 6, we hereby clarify the following:

Since the matter mentioned in item (ii.2) of the agenda of the Annual and Extraordinary General Shareholders’ Meeting of Telemig Participações S.A. (‘Telemig Participações’), to be held on March 28, 2008 (‘AGOE’) was mistakenly included therein, we inform you that Telpart will propose and will vote favorably to remove from the agenda the proposal of capitalizing a portion of goodwill tax benefit related to the calendar year of 2007.

2

In view of the aforementioned, Telpart will propose to Telemig Participações’ shareholders at the AGOE, an adjustment in the capital increase proposal, as follows:

	Balances on	Capitalization of	Balances After
Description	December 31, 2007	Profit Reserves	Capitalization

		(R$)
Legal Reserve	56,130,064.19	-	56,130,064.19
Statutory Reserve for Investments	6,198,536.22	(6,198,536.22)	-
Retained Earnings	577,385,000.81	(56,301,463.78)	521,083,537.03
Total Profits Reserve	639,713,601.22	(62,500,000.00)	577,213,601.22
Capital Stock	515,000,000.00	62,500,000.00	577,500,000.00
Surplus Portion of Capital Stock	124,713,601.22	-	-

Sincerely yours,

Telpart Participações S.A.”

Sincerely yours,

André Machado Mastrobuono
Investor Relations Officer
Telemig Celular Participações S.A.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ André Mastrobuono

Name:	André Mastrobuono
Title:	CEO, CFO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.